[Chart Industries, Inc. Letterhead]

July 15, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Rufus Decker
Accounting Branch Chief

Re:	Chart Industries, Inc.

Form 10-K for Fiscal Year Ended December 31, 2009

Form 10-Q for Fiscal Quarter Ended March 31, 2010

Definitive 14A filed April 13, 2010

File No. 1-11442

Dear Mr. Decker:

Chart Industries, Inc., a Delaware corporation (“we,” “us,” “our,” or the “Company”), is submitting this letter in response to the Staff’s comment letter, dated June 22, 2010, regarding the above-referenced filings. For your convenience, we have repeated your comments in italics followed by our responses.

General

1.	Where a comment below requests additional disclosures or other revisions to be made, those revisions should be included in your future filings, including your interim filings, if applicable.

Response:

As requested, we will include additional disclosures or other revisions in our future filings, including interim filings, as deemed applicable, consistent with the responses outlined below.

Rufus Decker

Accounting Branch Chief

July 15, 2010

Form 10-K for Fiscal Year Ended December 31, 2009

Application of Critical Accounting Policies, page 45

General

2.	Sales for 2009 were $595.1 million compared to sales of $744.3 million for 2008, reflecting a decrease of 20.5%. Sales for the three months ended March 31, 2010 were $116.7 million compared to sales of $180.2 million for the three months ended March 31, 2009, reflecting a decrease of 35.2%. Your end markets were adversely impacted by the global economic crisis including depressed energy prices and weakened credit markets. This impacted orders, particularly in your Distribution & Storage and Energy & Chemical segments. Operating income for both of these segments decreased from the year ended December 31, 2008 to the year ended December 31, 2009. Operating income (loss) for the Energy & Chemical segment decreased from $25.0 million of income for the three months ended March 31, 2009 to a $ .3 million loss for the three months ended March 31, 2010. Operating income for the Distribution & Storage segment decreased from $11.0 million for the three months ended March 31, 2009 to $ 8.9 million for the three months ended March 31, 2010. Given these recent trends, we urge you to find ways to provide additional quantitative disclosures that conveys to investors any current and ongoing risks that charges such as charges related to the write-down of inventory, allowances for doubtful accounts, and restructuring may need to be recorded. In addition, we urge you to fully consider the guidance in SEC Release No. 33-8350. In this regard, please note, in the Critical Accounting Estimates section of the Release, the Staff’s view that companies should provide quantitative disclosures when quantitative information is reasonably available and will provide material information for investors. As a result, we caution you that, to the extent you gather and analyze information regarding the risks of recoverability of your assets, such information may be required to be disclosed if it would be material and useful to investors. For example, if you have significant amounts of inventory for which you determine the fair value is close to your book value, you should consider how you can constructively convey the potential risk associated with these inventory amounts. We believe that detailed rather than general disclosures regarding these risks and exposures would provide investors with the appropriate information to make this evaluation.

Rufus Decker

Accounting Branch Chief

July 15, 2010

Response:

We have reviewed SEC Release No. 33-8350 and will, in future filings, where applicable, provide additional detailed quantitative disclosures that convey the current and ongoing risks that write-downs, allowances and other restructuring charges may need to be recorded. Such detailed disclosure and quantitative information will be disclosed relating to each type of potential charge when it is reasonably available and will provide material information to investors. As disclosed within our first quarter 2010 Form 10-Q, we have begun to see improvement in our current and future business outlook. This has reduced current and ongoing risks so that additional quantitative disclosure relating to restructuring actions and the recoverability of accounts receivable and inventory amounts is not necessary at the present time.

Goodwill and Other Indefinite-Lived Assets, page 46

3.	In the interest of providing readers with a better insight into management’s judgments in accounting for goodwill, please disclose the following:

—	The reporting unit level at which you test goodwill for impairment and your basis for that determination;

—	How you weight each of the methods used to value goodwill, including the basis for that weighting;

—	How the methodologies used for valuing goodwill in the current year have changed since the prior year; and

—

To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, if impaired, could materially impact your operating results, please provide the following disclosures for each of these reporting units:

¡	Identify the reporting unit;

¡	The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;

¡	The amount of goodwill;

¡	A description of the assumptions that drive the estimated fair value;

¡	A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and

Rufus Decker

Accounting Branch Chief

July 15, 2010

¡	A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose that determination. Please also provide the above disclosures, as applicable, for any long-lived assets or asset groups for which you have determined that undiscounted cash flows is not substantially in excess of the carrying value and to the extent that the asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholders’ equity. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC’s Codification of Financial Reporting Policies for guidance. Please show us in your supplemental response what the revisions will look like.

Response:

The Company has three segments: Distribution & Storage (“D&S”), Energy & Chemicals (“E&C”), and BioMedical. Each segment manufactures and markets different equipment and systems to distinct end users. The reportable segments are each managed separately because they manufacture and distribute distinct products with different production processes and sales and marketing approaches. Our reportable segments are also our reporting units which we test for potential goodwill impairment.

From a valuation standpoint, we use the income and market approaches to develop fair value estimates for each of our reporting units. Each approach is weighted equally to arrive at a fair value indication for each reporting unit. We believe using this weighting approach on the two valuation methodologies is appropriate given the close proximity of the derived fair values from each calculation. The discounted cash flow method is used for the income approach based on the Company’s forecasts and a discount rate based on each reporting unit’s estimated cost of capital. The guideline company method is used under the market approach based on comparable companies. There have been no changes in valuation methodologies between years.

As of October 1, 2009, the estimated fair values substantially exceeded the carrying value for all reporting units. In the future, the Company intends to modify disclosures in the “Applications of Critical Accounting Policies” section of the MD&A included in the Annual Report on Form 10-K as set forth below to add the following underlined information, with updating modifications as appropriate:

Goodwill and Other Indefinite-Lived Intangible Assets. We evaluate goodwill and indefinite-lived intangible assets for impairment on an annual basis, and on an interim basis, if necessary. As of October 1, 2009, the estimated fair values substantially

Rufus Decker

Accounting Branch Chief

July 15, 2010

exceeded the carrying value for all reporting units. To test for impairment, we are required to estimate the fair value of each of our reporting units. The reporting units are also the reportable segments: Distribution & Storage, Energy & Chemicals, and BioMedical. We use the income and market approaches to develop fair value estimates, which are weighted equally to arrive at a fair value estimate for each reporting unit. This approach has been consistently applied between years. With respect to the income approach, we developed a model to estimate the fair value of each of our reporting units. This fair value model incorporates our estimates of future cash flows, estimates of allocations of certain assets and cash flows among reporting units, estimates of future growth rates and management’s judgment regarding the applicable discount rates to use to discount those estimated cash flows. With respect to the market approach, we use the guideline company method selecting companies with similar assets or businesses to estimate fair value of each reporting unit. Changes to these judgments and estimates could result in a significantly different estimate of the fair value of the reporting units, which could result in a different assessment of the recoverability of goodwill and other indefinite-lived intangible assets.

Furthermore, to the extent the estimated fair values do not substantially exceed the carrying value for any reporting unit, we will modify the above disclosure in future Form 10-K filings in order to provide further sensitivity analysis and disclosures (or in future Form 10-Q filings as necessary).

There were no impairment indicators through December 31, 2009 (based on our review of the guidance provided in ASC 360-10-35-21) that would have required the Company to perform a test for the recoverability of long-lived assets or asset groups. Accordingly, no disclosure is applicable.

Financial Statements

Notes to the Financial Statements

Note A - Nature of Operations and Summary of Significant Accounting Policies, page F-9

General

4.

In anticipation of weakening business conditions that began late in the third quarter of 2008, you implemented cost reduction initiatives to align your cost structure with anticipated market conditions. These initiatives included reductions in workforce and other costs as well as the shutdown of the Denver BioMedical facility as the result of your exit from the Magnetic Resonance

Rufus Decker

Accounting Branch Chief

July 15, 2010

Imaging business. Please tell us what consideration you gave as to whether the Magnetic Resonance Imaging business should be reported as discontinued operations pursuant to ASC 205-20.

Response:

We considered the guidance provided in ASC 205-20 (“ASC 205”), “Discontinued Operations,” relating to the presentation of discontinued operations for our Magnetic Resonance Imaging (“MRI”) product line. ASC 205 states discontinued operations should be presented for a component of an entity comprising operations and cash flows that can be clearly distinguished operationally and for financial reporting purposes from the rest of the entity. The MRI product line did not have cash flows that were clearly distinguishable from the non-MRI products manufactured at the Denver, CO BioMedical facility. The majority of the remaining operations were transferred to Chart’s other domestic BioMedical facilities. It should also be noted, the MRI product line revenues represented approximately 1% or less of Chart’s total revenues for each of the years ended December 31, 2009, 2008 and 2007.

5.	Please disclose the statements of operations line item(s) in which you include depreciation and amortization. If you do not allocate a portion of these amounts to cost of sales, please tell us what consideration you gave to SAB Topic 11:B.

Response:

Depreciation expense for assets used in the manufacturing process is included in cost of sales. Depreciation expense for assets not attributable to the manufacturing process is included in selling, general, and administrative expense. Depreciation expense for the year ended December 31, 2009 was $10.7 million, of which $8.7 million was included in cost of sales and $2.0 million in selling, general and administrative expense. See item 6 below for how we plan to address this in the future.

Amortization expense associated with intangible assets is a separate line item on the statement of operations.

6.	Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling, general and administrative expenses line item. In doing so, please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:

Rufus Decker

Accounting Branch Chief

July 15, 2010

—	in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

—

in MD&A that your gross profit amounts may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross profit, including them instead in a line item, such as selling, general and administrative expenses.

Please show us in your supplemental response what the revisions will look like.

Response:

In response to the Staff’s comment, please be advised that the Company includes the various costs (noted above) associated with its distribution network in cost of sales. The disclosure in our Form 10-K going forward will be modified to include a description of the types of expenses included in cost of sales and selling, general and administrative expenses, including the classification of distribution network costs, by adding the following disclosure to Note A “Nature of Operations and Summary of Significant Accounting Policies”:

Cost of Sales: Any expenses associated with manufacturing are included in cost of sales. These costs include all materials, direct and indirect labor, inbound freight, purchasing and receiving, inspection, internal transfers and distribution and warehousing of inventory. In addition, shop supplies, facility maintenance costs, manufacturing engineering, project management and depreciation expense for assets used in the manufacturing process are included in cost of sales.

Selling, general and administrative costs (SG&A): SG&A includes selling, marketing, customer service, product management, design engineering, and other administrative costs not directly supporting the manufacturing process as well as depreciation expense associated with non-manufacturing assets. In addition, SG&A includes corporate operating expenses for executive management, accounting, tax, treasury, human resources, information technology, legal, internal audit, risk management and stock-based compensation expense.

7.

Please disclose your accounting policy related to pre-contract costs. In doing so, please disclose whether or not pre-contract costs related to unsuccessful contract bids are written off in the period you are informed you did not get the specific

Rufus Decker

Accounting Branch Chief

July 15, 2010

contract. If not, please disclose why not and discuss when they are expensed and your basis for that alternative treatment. Please show us in your supplemental response what the revisions will look like.

Response:

Pre-contract costs (which principally support the selling effort) are expensed as incurred regardless of whether the contract bid is successful. In response to the Staff’s comment, in future periodic filings the Company will modify the revenue recognition disclosure in its footnote under “Nature of Operations and Summary of Significant Accounting Policies” in the Revenue Recognition section to add the following information:

Pre-contract costs relate primarily to salaries and benefits incurred to support the selling effort and are expensed as incurred.

Revenue Recognition, page F-13

8.	Incentive fee revenue is not recognized until it is earned. The incentive fees can be based on a variety of factors but the most common are the achievement of target completion dates, target costs, and/or other performance criteria. Please expand your disclosures to provide better insight into your revenue recognition policy for incentive fee revenue by clarifying how and when you determine that amounts are fixed and determinable as well as earned. Please disclose whether you have recorded any revenue that is at risk due to future performance contingencies and, if material, the amount of any such revenue recorded. Please show us in your supplemental response what the revisions will look like.

Response:

Certain contracts within the Company’s E&C segment include incentive fee arrangements for achievement of target completion dates, target costs and/or other performance criteria. These incentives are clearly defined in the contract and historically have not been material. Revenue recognized under these incentive arrangements was $0.1 million, $1.7 million and $0.3 million for the years 2009, 2008, and 2007, respectively. The revenue is only recognized when the criteria have been met. No incentive fee revenue has been recognized that is at risk due to future performance contingencies. In the future, we will modify the revenue recognition disclosure in the footnote under “Nature of Operations and Summary of Significant Accounting Policies” to add the following information in the Revenue Recognition disclosure.

Certain contracts include incentive fee arrangements clearly defined in the agreement and are recognized as revenue when the criteria have been met.

Rufus Decker

Accounting Branch Chief

July 15, 2010

Shipping and Handling Costs, page F-14

9.	Amounts billed to customers for shipping and handling and the related costs are classified as sales. Your disclosures indicate that shipping and handling costs are included in sales. Please tell us what consideration you gave to ASC 605-45-45-19 through 21 in determining it was appropriate to include shipping and handling costs in sales or please clarify in your disclosures, if true, that only amounts billed to customers for shipping and handling are included in sales. Please also clarify in your disclosures, if true, that the related costs of shipping and handling are included in costs of sales.

Response:

The Company’s historical accounting policy was to record net shipping and handling fees and costs as part of revenue. Upon further review of ASC 605-45-45-19 through 21, we have determined that including shipping and handling costs in sales is not in accordance with the ASC. We’ve determined shipping and handling fees billed to a customer should be reported in gross revenue and shipping and handling costs should be included in cost of sales. Based upon this change, the Company’s sales and cost of sales would have increased approximately 1% in each of the three years included in the Company’s Form 10-K for the year ended December 31, 2009 and gross profit (and gross margin %) would not be impacted by this change. In future periodic filings, the Company classification of amounts billed to customers for shipping and handling will be recorded in sales and the related costs of shipping and handling will be recorded in cost of sales. All prior periods presented will be reclassified to conform to the current period classification. Additionally, we will add disclosure to our second quarter 2010 Form 10-Q to state the following:

“In 2010, the Company determined shipping and handling revenues should be recorded in sales and related shipping and handling costs should be recorded in costs of sales. Previously, both shipping and handling revenues and costs were netted within sales. Prior periods have been reclassified to conform to the current period presentation.”

Earnings Per Share, page F-15

10.	For each period presented, please disclose separately for each type of security the number of shares that were not included in diluted earnings per share because they were anti-dilutive. Refer to ASC 260-10-50-1(c). Please show us in your supplemental response what the revisions will look like.

Rufus Decker

Accounting Branch Chief

July 15, 2010

Response:

In response to the Staff’s comment, we will expand our disclosure of Earnings Per Share in future periodic filings to include the number of shares for each type of security that were not included in diluted earnings per share because they were anti-dilutive. The expanded disclosure will conform to the requirements of ASC 260, “Earnings Per Share.” Below is the intended revision as of December 31, 2009, with added information underlined:

Earnings per share: The following table presents calculations of income (loss) per share of common stock:

	Year Ended December 31,
	2009	2008	2007

Net income attributable to Chart Industries, Inc.	$61,011	$78,924	$44,156

Net income attributable to Chart Industries, Inc. per common share — basic	$2.14	$2.78	$1.64
Net income attributable to Chart Industries, Inc. per common share — diluted	$2.11	$2.72	$1.61
Weighted average number of common shares outstanding — basic	28,457	28,354	26,872
Incremental shares issuable upon assumed conversion and exercise of stock options	524	654	621

Total shares — diluted	28,981	29,008	27,493

Certain options to purchase common stock of the Company were not included in net income attributable to Chart Industries, Inc. per common share- diluted as they were anti-dilutive and consisted of 170, 213 and 129 shares during 2009, 2008 and 2007, respectively.

Note E - Acquisitions, page F-19

11.

On November 27, 2009, you completed the acquisition of the liquid oxygen therapy business, a non-core asset of Covidien plc. The acquisition included the design, manufacturing, and worldwide sales and service functions for $9.0 million in cash in the initial closing. In addition, you are required to purchase Covidien’s remaining liquid oxygen therapy assets located in Japan for approximately $1.1 million once Japanese regulatory approval is obtained. The

Rufus Decker

Accounting Branch Chief

July 15, 2010

fair value of the net assets acquired of $16.0 million exceeded the cash paid and, accordingly, resulted in a gain on acquisition of business of $7.0 million. Please help us better understand how you determined that this was a bargain purchase and correspondingly a gain from bargain purchase should be recorded. Your explanation should include the following:

—	Please help us to understand whether there were any special circumstances associated with the sale and purchase, including whether it was a forced sale;

—	Please provide us with a summary of the purchase price allocation, which should show the specific assets acquired and liabilities assumed;

—

Please tell us what steps you took to perform a reassessment of whether you had correctly identified all assets acquired and liabilities assumed based on the guidance provided in ASC 805-30-30-4 through 6; and

—	Please clarify what consideration was given to the requirement to purchase Covidien’s remaining liquid oxygen therapy assets in arriving at the gain amount.

Refer to ASC 805-30-25-2 through 4. Please also expand your disclosures to provide a description of the reasons why the transaction resulted in a gain. Refer to ASC 805-30-50-1(f)(2).

Response:

We observed that acquisition activities slowed during 2009 with uncertainty surrounding the end of the global recession, with certain sellers of businesses delaying divestiture decisions until there was a real recovery in sight or due to the lack of available financing. As a result, many of the acquisition opportunities were with companies in distressed situations or those wanting to divest non-core assets.

We were initially approached by Covidien to participate in an auction process for the sale of the liquid oxygen therapy business (LOTB). Available public information indicated that Covidien wanted to streamline its portfolio in an expeditious manner and reallocate resources to its faster-growing, higher margin businesses. This included the sale of their LOTB and Sleep Therapy Businesses. As disclosed in their press release dated November 17, 2009, Covidien reported a loss on sale of $21 million for both of these businesses during 2009.

We noted in the due diligence process that the LOTB represented an insignificant part of Covidien’s business and appeared to not be performing to Covidien’s expectations. Moreover, it was apparent to management that Covidien would much rather sell the non-core business instead of restructuring the business. Although the LOTB business required restructuring, it is a

Rufus Decker

Accounting Branch Chief

July 15, 2010

valuable asset to the Company, as the Company’s BioMedical segment has a competing business with the same products and knows how to operate this type of business profitably. As a result, the Company and Covidien agreed to a $9.1 million purchase price.

—	Summary of purchase price allocation

At November 30, 2009, the $9.1 million purchase price for the Covidien assets was allocated as follows:

Purchase Price Allocation (In thousands)
Purchase Price (Cash)	$9,100

Tangible Net Assets:
Inventory	12,200
Fixed Assets	5,900
Warranty Obligations & Lease	(1,750)
Deferred Income Taxes, Net	(2,600)

Intangible Assets:
Trademark- Companion	90
Trademark- Helios & Other	1,200
Customer Relationships	100
Patented Tech- Helios	800
Gain on Acquisition of Business	($6,840)

—	Steps to re-assessment of bargain purchase

Paragraph 805-30-25-4 (and 805-30-30-4 through 30-6) of ASC 805 requires the acquirer to reassess whether it has correctly identified all of the assets acquired and all of the liabilities assumed before recognizing a gain on a bargain purchase. As part of that required reassessment, the acquirer shall then review the procedures used to measure the amounts the ASC requires to be recognized at the acquisition date for all identified assets acquired and liabilities assumed as well as consideration transferred to the seller. We reassessed whether we had appropriately identified all net assets acquired as well as the consideration transferred to Covidien. Below is a summary of our reassessment, including an outline of the major provisions of the Asset Purchase Agreement (APA):

-	We reviewed the procedures we employed to value acquired inventory. Specifically, we challenged the assumptions used to value raw materials at replacement cost; work-

Rufus Decker

Accounting Branch Chief

July 15, 2010

in-process adjusted for estimated completion costs and finished goods at fair value less cost to sell, allowing for a reasonable profit margin for the selling effort. No material modifications to our original values were necessary based on our reassessment.

-	We reassessed the methodology and assumptions used for the fixed and intangible asset valuations received from an independent third party appraisal. We concurred with the methodology and assumptions used in the valuations as well as the financial projections that were used to value the intangible assets.

-	Accounts payable and other accrued expenses of the business arising prior to Closing were excluded liabilities from net assets acquired.

-	The Company assumed product warranty obligations of the Seller, but not to exceed the reserve limit included in the purchase price allocation above. The Company is indemnified by Covidien for any warranty obligations exceeding the established reserve. The recorded reserve is the best estimate of fair value for the total warranty obligation as of the acquisition date.

-	The Company agreed to offer employment to certain Covidien employees, but did not assume any employee benefit plan obligations with respect to those employees. Subsequent to the acquisition, the Company restructured and terminated some of the employees and recorded $0.4 million in severance obligations in 2009. These amounts were properly excluded from purchase accounting as the terminations were not initiated by the Seller or part of the APA. These obligations relate to domestic employees not subject to an ongoing benefit arrangement and, accordingly, would not qualify for accrual under the provisions of ASC 712 and ASC 420 prior to the acquisition.

-	There is no contingent consideration included to indicate changes to the purchase price based upon the performance of the business or the occurrence of any other specified events.

-	There are no contractual or non-contractual pre-acquisition contingencies aside from the warranty obligations discussed above. The Company did not assume any environmental obligations relating to the operation of the business prior to Closing.

Rufus Decker

Accounting Branch Chief

July 15, 2010

-	The Company identified one executory contract, which included the lease of the Plainfield, IN facility which was considered to contain “off market” terms. A liability of $0.6 million is included in acquired net assets.

We then reviewed the procedures used to measure all identified net assets acquired and consideration transferred and concluded no adjustment was required to the original purchase accounting. Additionally, no matters have arisen subsequent to the acquisition which would have changed our views for the initial purchase price allocation.

—	Consideration of Japanese assets

The APA included the sale of certain Japanese assets once regulatory approval was obtained in Japan. Regulatory approval was not probable of occurring in 2009. The initial closing on the LOTB was not contingent upon the Japanese closing. As of December 31, 2009, the Company had not completed the closing on the Japanese assets. According to ASC 805, the acquisition date is the date the acquirer obtains control. Generally, this is the date on which the acquirer legally transfers consideration, acquires assets and assumes liabilities (i.e., the closing date). The original consideration the Company had given for the Covidien assets did not include payment of $1.1 million per terms of the APA for the Japanese assets. These assets were not considered material. As the conditions of the Japanese closing were not met as of December 31, 2009, those assets were excluded from the initial purchase price allocation.

The closing on the Japanese assets occurred in April 2010. A preliminary valuation indicates a fair value which is approximately $1.1 million higher than the purchase price for the Japanese assets. This gain from the bargain purchase will be recognized in the Company’s second quarter 2010 Form 10-Q.

Note M - Supplemental Guarantor Financial Information, page F-32

12.	Please revise your disclosures to clarify, if true, that your guarantor subsidiaries are 100% owned. In this regard, please note the definition of wholly-owned as set forth in Rule 1-02(aa) of Regulation S-X. If your guarantor subsidiaries are not 100% owned, tell us how you comply with the financial statement requirements set forth in Rule 3-10 of Regulation S-X.

Response:

In response to the Staff’s comment, please be advised that the guarantor subsidiaries are all 100% owned. In the future, we will modify our disclosure to include this clarification.

Rufus Decker

Accounting Branch Chief

July 15, 2010

Item 9A. Controls and Procedures

Changes in Internal Control over Financial Reporting, page 51

13.	In light of your phased implementation and upgrade of your existing J D Edwards global Enterprise Resource Planning software system (partially occurring in the fourth quarter), which you state will enhance your internal controls, please explain the disclosure that there have been no changes in your internal controls over financial reporting that have materially affected or reasonably likely to materially affect your internal controls over financial reporting.

Response:

While we believe that the implementation of the J D Edwards system across the entire organization will materially enhance our internal controls, at the time of the filing of the Form 10-K for the fiscal year ended December 31, 2009, we had completed the implementation of the J D Edwards system only at our Tulsa, Oklahoma facility. The Tulsa facility represents a very limited portion of the financial reporting network of the Company. We do not believe that the small scale implementation of the J D Edwards system in Tulsa is a change in internal controls over financial reporting that could materially affect or be reasonably likely to materially affect our internal controls over financial reporting across the entire organization. We are presently working to implement the J D Edwards system in our other business units and in future periodic filings we intend to disclose the status of implementation of the J D Edwards system and any change in internal controls over financial reporting, as appropriate.

Item 15. Exhibits and Financial Statement Schedules, page E-2

14.	We note that have not filed on EDGAR all of the schedules and exhibits to the document filed as exhibit 10.9 to the Form 10-K. Please file complete copies of this document, including all schedules and exhibits, with your next periodic report or with a current report on Form 8-K. Refer to Item 601(b)(10) of Regulation S-K.

Response:

Exhibit 10.9 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2009 incorporates by reference our previous Credit Agreement, dated October 17, 2005, by and among FR X Chart Holdings LLC, CI Acquisition, Inc. and the Lenders thereto. On May 18, 2010, we refinanced the previous credit agreement and we filed our new credit agreement with the Commission on May 19, 2010 in a Current Report on Form 8-K. Consistent with past practice,

Rufus Decker

Accounting Branch Chief

July 15, 2010

we did not file all the schedules and exhibits with the new credit agreement because the ancillary information contained therein, including forms of borrowing notices and other routine form documentation, is not considered by us to be material to investors. Furthermore, we believe that omission of these schedules and exhibits from the filed agreement is consistent with the practice of other public company borrowers.

We respectfully submit that, in light of the Company’s refinancing, refiling Exhibit 10.9 to the Form 10-K in our next period filing would be confusing to investors, since this agreement has been replaced by the new credit agreement included in our May 19, 2010 Form 8-K filing. Furthermore, filing the schedules and exhibits for either credit agreement would result in additional costs to us and would provide no meaningful information to investors. In this regard, please note that we did file the list of Commitments that appeared as Schedule 2.01 to the new credit agreement in our current report on Form 8-K filed May 19, 2010 because we believed this schedule could be meaningful to investors.

Certifications, Exhibits 31.1 and 31.2

15.	Please file the certifications exactly as set forth in Item 601(b)(31) of Regulation S-K. When identifying the individual at the beginning of the certification, please do not also include the title of the certifying individual.

Response:

In future filings with the Commission, we will file the certifications exactly as set forth in Item 601(b)(31) of Regulation S-K and will not include the titles of the certifying individuals.

Form 10-Q for Fiscal Quarter Ended March 31, 2010

General

16.	Please address the above comments in your interim filings as well.

Response:

In future interim filings with the Commission, we will address the comments above as necessary in accordance with our responses provided herein.

17.	Please tell us what consideration you gave to SEC Release No. 33-9106 in regards to providing disclosures regarding climate change matters.

Rufus Decker

Accounting Branch Chief

July 15, 2010

Response:

SEC Release No. 33-9106 was issued on February 2, 2010, just prior to the filing of the Company’s Annual Report on Form 10-K on February 26, 2010. At that time, our management considered the content of Release No. 33-9106 and made certain disclosures relating to climate change in several places in its Annual Report on Form 10-K. In particular, disclosures on pages 18 and 19 highlighted certain risks related to climate change in the risk factor entitled “We may be required to make material expenditures in order to comply with environmental, health and safety laws and climate change regulations, or incur additional liabilities under these laws and regulations.” The filing also discussed the potential impact of climate change in the risk factor entitled “Our operations could be impacted by the effects of hurricanes or other severe weather, which could be more severe than the damage and impact that our Louisiana operations encountered from hurricanes in 2005 and 2008.” We referred investors to these disclosures in Item 1A of Part II of our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2010. No further disclosure is necessary based on our view of risks associated with climate change.

Definitive 14A filed April 13, 2010

General

18.	We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

Response:

Both our management and the members of the Compensation Committee of our Board of Directors discussed and considered the implications of the disclosure requirements set forth in Item 402(s) of Regulation S-K. After considering the Company’s compensation program as a whole and receiving the input of the Compensation Committee, management concluded that risks arising from the Company’s compensation policies and practices applicable to its employees are not reasonably likely to have a material adverse effect on the Company. In reaching that conclusion, management and the Compensation Committee considered, among other things, the general performance-based philosophy of our compensation program, the material consistency of our compensation structure throughout all key employee levels of the Company, the balance of long and short term components of compensation and the Company’s risk profile generally.

Rufus Decker

Accounting Branch Chief

July 15, 2010

Our compensation structure applicable to key employees throughout the Company is materially consistent with the publicly disclosed compensation structure for our named executive officers. As disclosed in our proxy statement, we do not believe the compensation structure for our named executive officers promotes the assumption of undue risk. Because the compensation structures applicable to our named executive officers and key employees are materially consistent, the material compensation programs applicable within the Company more broadly are likewise designed to incentivize behavior without encouraging the assumption of risk that is reasonably likely to have a material adverse effect on the Company. We believe that the following features of our compensation structure serve to mitigate risk:

—	the overall compensation structure is based on several components designed to link key employee compensation to long-term performance in alignment with the interests of the Company’s stockholders;

—	the Company uses several performance measures complementary to its long-term goals to determine annual incentive compensation;

—

outside compensation consultants are employed to benchmark the Company’s compensation practices and overall compensation structure to be consistent with industry practices and the Company’s compensation goals and objectives;

—	generally, the Compensation Committee of our Board of Directors has the discretion to adjust annual incentive compensation downward for quality of performance or other factors; and

—

the Company has established internal controls and standards of ethics and business conduct, all of which support its compensation goals and mitigate compensation risk. Various auditing processes are also employed on a regular basis in an effort to assure compliance with these controls and standards.

Base Salary, page 20

19.	For each named executive officer, please describe the elements of individual performance that are taken into account in determining base salary as well as the factors considered in deciding to increase or decrease compensation materially. See Items 402(b)(2)(vii) and (ix) of Regulation S-K.

Rufus Decker

Accounting Branch Chief

July 15, 2010

Response:

We respectfully submit that the Company has complied with the disclosure requirements of Items 402(b)(2)(vii) and (ix) of Regulation S-K. We note that Item 402(b)(2) of Regulation S-K provides “While the material information to be disclosed under Compensation Discussion and Analysis will vary depending upon the facts and circumstances, examples of such information may include, in a given case, among other things, the following: . . . (vii) How specific forms of compensation are structured and implemented to reflect the named executive officer’s individual performance and/or individual contribution to these items of the registrant’s performance, describing the elements of individual performance and/or contribution that are taken into account; … (ix) The factors considered in decisions to increase or decrease compensation materially.”

As disclosed in our Proxy Statement, the Compensation Committee in making compensation decisions for 2010 considered multiple factors, including the input of its compensation consultant, the experience of its members, the performance of the Company’s executive officers and the Company, prevailing economic conditions and the historical success of the compensation structure in achieving the objectives of the Company’s compensation programs. No one factor is applied through a set formula. Rather, the Committee has the discretion to apply several analytical tools in the exercise of its prudent judgment. Benchmarking data provided by the compensation consultant, for example, is a significant factor considered by the Compensation Committee. As disclosed in the Proxy Statement, however, the Committee in the exercise of its discretion is not confined by any formulaic application of benchmarking data. Likewise, the individual performance of named executive officers, as considered by the Committee, is not taken into account based on formulaic elements of individual performance, but rather based on the Committee’s overall assessment of each executive officer’s contributions to the Company and the Committee’s assessment of the importance of overall individual performance relative to other factors. The process employed by the Committee does not entail the breakdown of individual performance into separate elements in making compensation decisions.

We disclosed in our Proxy Statement that in determining base salary levels, the Compensation Committee (in the case of the Company’s Chief Executive Officer) and the Compensation Committee in consultation with the Chief Executive Officer (for other named executive officers) considered the officer’s individual responsibilities, performance and experience, and competitive market compensation information. Our proxy disclosure indicates that the Company determined for 2010, with limited exception, not to raise base salaries of the named executive officers in light of the challenging economic environment. With respect to the officers who received increases in base salary (the Chief Executive Officer and Chief Financial Officer), we disclosed that this determination was made as a result of peer group analysis showing those officers’ base salaries were below the market median base salaries of comparable executives with similar

Rufus Decker

Accounting Branch Chief

July 15, 2010

responsibilities. This determination was consistent with the Committee’s exercise of judgment in applying benchmarking data and other factors (including overall individual performance and responsibilities) in connection with salary adjustments.

In future filings, where particular factors have significant weight in an individual decision, we will continue to highlight the significant factors that were considered.

In addition to responding to the foregoing comments, we hereby acknowledge that:

—	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

—	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope that the foregoing has been responsive to your comments. Accordingly, it would be greatly appreciated if you could advise the undersigned at (440) 544-1244 at your earliest convenience if the foregoing responses are acceptable or if any additional comments will be forthcoming.

Very truly yours,

By:	/s/ Michael F. Biehl

Michael F. Biehl
Executive Vice President and
Chief Financial Officer

cc:	Matthew J. Klaben

Kenneth J. Webster

Richard Greaves, Ernst & Young LLP

Arthur C. Hall III, Calfee, Halter & Griswold LLP